Kent Watts, CEO and President
Hyperdynamics Corporation
One Sugar Creek Center Blvd., #125
Sugar Land, Texas 77478

voice:  (713) 3539400      fax: (713) 353-9421

CORRESPONDENCE

February 6, 2008                  via Edgar to SEC

to:	Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

from:	Hyperdynamics Corporation
Kent Watts, CEO and President

ref:	Hyperdynamics Corporation (the "Registrant")
Form S-3 Amendment Number 1
File number 333-148287
Filed January 23, 2008

Request for Acceleration of Effectiveness of Form S-3
and
Company Acknowledgements

My name is Kent Watts.  I am CEO and President of Hyperdynamics Corporation (the "Registrant" or the "Company").  The Registrant requests that the effectiveness of above referenced Form S-3 Amendment Number 1 be accelerated to be February 12, 2008 at 11 A.M. EST.

The Company/Registrant acknowledges that:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(b)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company/Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(c)
The Company/Registrant may not assert the staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Very truly yours,

/s/ Kent Watts
Kent Watts
CEO and President
Hyperdynamics Corporation

cc:	Representing Hyperdynamics Corporation:

Joel Seidner, Esq.
880 Tully Road #50
Houston, Texas 77079
voice:  (281) 493-1311
fax:  (281) 667-3292